Buenos Aires, March 11, 2003 – Perez Companc S.A. (Buenos Aires: PC NYSE: PC), controlling shareholder with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: PECO), announces both companies´results for the fourth quarter ended December 31, 2002.

Perez Companc S.A. (whose only asset is its equity interest in Pecom Energía S.A.) posted a loss of P$108 million (P$0.051 per share and P$0.51 per ADS) for the fourth quarter of 2002. In fiscal year 2002 Perez Companc S.A. recorded a P$ 1,192 million loss (P$0.559 per share and P$5.59 per ADS).

Pecom Energía S.A. posted a loss of P$105 million in the fourth quarter of 2002. For the twelve-month fiscal year ended December 31, 2002, Pecom Energía S.A. recorded a loss of P$1,193 million.

Pecom Energía S.A.´s P$105 million loss for 2002 quarter was mainly attributable to non-operating losses in the amount of P$211 million. Such loss mainly results from:

Reduction in book value of Citelec S.A. (Controlling company of Transener S.A) in the amount of P$58 million, in the light of the uncertainties posed by the current renegotiation process of utility companies´ rates.

A P$34 million loss resulting from the sale of the Forestry business.

A P$26 million provision on the accounting value of loans granted to members of Venezuelan joint ventures was set up.

Due to the deterioration in real terms of domestic prices of gas and energy produced, Pecom Energía adjusted the book value of Argentine gas areas and its equity interest in Hidroneuquén to their recoverable value, accounting for P$44 million and P$10 million losses, respectively.

Accelerated repayment of refinanced debt issue cost in the amount of P$12 million.

Pecom Energía´s net sales increased to P$1,124 million or 28.8% in 2002 fourth quarter from P$873 million in 2001 quarter. Sales for 2002 fiscal year totaled P$4,521 million.

Pecom Energía S.A.´s gross profit increased to P$414 million or 64.3% in 2002 quarter from P$252 million in 2001 quarter. Gross profit for 2002 fiscal year totaled P$1,699 million.

Pecom Energía S.A.´s operating income for 2002 quarter increased to P$269 million or 40.8% compared to 2001 quarter. Operating income for 2002 fiscal year was P$1,300 million.

Income Statement - Perez Companc S.A.

(Consolidated Information)

(in millions of pesos)

	(Three-Month Period)		(Twelve-Month Period)	
	IVQ 02	IVQ 01	Dec-02	Dec-01
Net Sales	1,125	873	4,521	3,557
Cost of Sales	(710)	(620)	(2,822)	(2,414)
Gross Profit	415	253	1,699	1,143
Administrative and Selling Expenses	(144)	(135)	(538)	(502)
Exploration Expenses	(25)	(21)	(58)	(41)
Equity in Operating Earnings of Affiliates	18	100	173	493
Other Operating Income - Net	3	(6)	9	35
Operating Income	267	191	1,285	1,128
Other (Expense) Income - Net	(218)	(192)	(268)	(28)
Equity in Non-Operating Earnings of Affiliates	17	(81)	(828)	(288)
Financial income (expense) and holding gain (losses)	(206)	(129)	(1,332)	(452)
Income before income tax and Minority Interest	(140)	(211)	(1,143)	360
Income tax	30	(109)	(66)	(133)
Minority Interest in Subsidiaries	2	2	17	(13)
Net Results	(108)	(318)	(1,192)	214

Net Sales

In 2002 quarter, net sales increased to P$1,124 million or 28.8%, primarily due to the significant rise in the price of the main commodities. In the prevailing inflationary scenario, the price of the main products significantly increased in real terms on the basis of a dollar-denominated contribution from foreign operations and the alignment of domestic prices with export reference prices. In such respect, in 2002 quarter the price of crude oil, styrene and polystyrene increased 103.5%, 98.6% and 61.6%, respectively. During 2002 quarter, through the implementation of an active export-directed trade policy, the reduced Argentine domestic market demand was successfully offset. In 2002 quarter, sales for the Oil and Gas Exploration and Production business segment increased P$199 million before eliminations for sales among the different businesses and sales for the Petrochemicals and Refining business segments increased P$117 million and P$141 million, respectively. In contrast, sales revenues from the Electricity segment decreased P$61 million.

Gross Profit

Gross profit increased to P$414 million or 64.3%, mainly as a result of the increase in the Oil and Gas Exploration and Production business segment (P$120 million), in the Petrochemicals business segment (P$50 million) and in the Refining business segment (P$16 million), attributable to increased marketing margins in terms of pesos as a result of the peso devaluation.

Equity in operating earnings of affiliates

The main changes are detailed in each business segment the different affiliates are grouped into.

Other Income, net

In 2002 quarter, the P$211 million loss was mainly attributable to:

  Reduction in value of interest in Citelec S.A. in the amount of P$58 million, reflecting the reduced book value of the same.

  A P$34 million loss for the sale of the Forestry business.

  A P$26 million provision on the accounting value of loans granted to members of Venezuelan joint ventures was set up.

  Reduction in value of gas areas in Argentina in the amount of P$44 million.

  Accelerated repayment of refinanced debt issue cost in the amount of P$12 million.

  Tax on banking transactions in the amount of P$11 million.

  Reduction in value of interest in Hidroneuquén S.A. in the amount of P$10 million, reflecting the reduced book value of the same.

  P$9 million loss for contingencies related to the Heavy Crude Oil Pipeline (OCP) contractual commitments in connection with the future production of Block 31, in Ecuador, derived from delays in the area development plan on account of a global reduction in the Company´s development plan.

In 2001 quarter, such loss was mainly attributable to charging to income the acquisition value in excess of Compañía de Inversiones de Energía S.A. in the amount of P$201 million.

Equity in non-operating earnings of affiliates

Equity in non-operating earnings of affiliates accounted for a P$17 million gain in 2002 quarter, which includes equity in operating earnings of TGS and Citelec in the amount of P$7 million and P$3 million, respectively. Excluding such effect, equity in non-operating earnings of affiliates accounted for a P$7 million gain, determined by exchange differences on the significant net borrowing monetary positions of such companies, which differences were positive in 2002 quarter due to the exchange rate appreciation, the significance of which offset the impact of related financial costs. In 2001 quarter, equity in non-operating earnings of affiliates recorded a P$81 million loss, determined by the impact of the respective financial liabilities and income tax.

Financial income (expense) and holding gains (losses)

Financial income (expense) and holding gains (losses) increased P$81 million, accounting for a P$210 million loss, primarily attributable to:

A P$240 million loss as a result of conversion and translation.

P$146 million for net interest.

A P$68 million loss for exposure to inflation generated by the effect of wholesale price deflation on the significant borrowing monetary position.

On account of the declaration of default by the Argentine Government on most of the sovereign debt, Pecom Energía has prudently set up a provision for the reduction in value of the technical value of Argentine Republic Foreign Notes (Letras Externas de la República Argentina) in U.S. dollars accounting for a P$30 million loss.

This loss is offset by a P$307 million gain resulting from exchange differences derived from the peso revaluation on the foreign currency net borrowing position.

Pecom Energía S.A. General Balance Sheet

During the last 12 months, total assets increased P$143 million or 1.1%. Total assets as of December 31, 2002 comprise fixed assets (64.6%) and equity interest in companies (13.2%).

Total liabilities increased P$1,344 million. Liabilities as of December 31, 2002 amount to P$8,670 million, 84% of which are financial liabilities.

Financial debt as of December 31, 2002 totaled US$2,155 million compared to US$2,656 million as of December 31, 2001.

Cash Flow Statement
(Consolidated Information)
(in millions of pesos)

	(Three-Month Period)		(Twelve-Month Period)	
	IV Q 02	IV Q 01	Dec-02	Dec-01
Cash provided by operations				
Net Income	(105)	(325)	(1,193)	222
Adjustments to Net Income				
Equity in Operating Earnings of Affiliates	(16)	(100)	(173)	(493)
Equity in Non-Operating Earnings of Affiliates	(17)	81	828	290
Net Financial Results	(229)	0	93	0
Dividends collected	15	46	20	142
Depreciation of Fixed Assets & Other Assets	202	175	944	672
Other	59	6	85	22
Changes in assets and liabilities	76	797	286	576
Asset Swaps	0	0	0	(249)
Reduction in Assets Value	171	201	327	266
Divestments	(2)	0	(229)	0
Subtotal	154	881	988	1,448
Derivatives anticipated proceeds	(126)	13	(456)	0
Net cash provided by operations	28	894	532	1,448
Cash provided by (used in) Investing Activities				
Acquisition of property, plant & equipment	(133)	(467)	(601)	(1,687)
Contributions in noncurrent investments	(8)	(1)	(126)	(76)
Divestments	167	225	589	225
Other	45	(18)	(35)	(63)
Net Cash (used in) provided by Investing Activities	71	(261)	(173)	(1,601)
Cash provided by (used in) Financing Activities				
Loans	(403)	(456)	(1,681)	982
Cash dividends paid	0	0	(2)	(142)
Net Cash Provided by Financing Activities	(403)	(456)	(1,683)	840
Inflation & Devaluation Effect	10	0	765	0
Variation in Cash	(294)	177	(559)	687
Cash at beginning	983	1,071	1,248	561
Cash at end	689	1,248	689	1,248

Oil and Gas Exploration and Production

Net sales for 2002 quarter increased to P$639 million or 45.2%, mainly due to the Argentine peso devaluation and higher oil sales international prices.

Oil and gas sales volumes dropped to 150.2 thousand boe/d or 18.8% in 2002 quarter. Oil sales volumes decreased to 104.3 thousand bbl/d or 18%. Gas sales volumes dropped to 275.6 million cubic feet per day or 20.4 % in 2002.

In Argentina, oil sales increased to P$332 million or 58.1%. Such improvement results from a 82.1% increase in sales prices, partially offset by a 13.3% decrease in sales volumes that totaled 54.9 thousand bbl/d. Such drop mainly results from increase in stocks (marketed during IQ03) and the production reduction in the Santa Cruz I and Santa Cruz II areas attributable to the natural fields decline.

As regards the increase in the price per oil barrel, by taking export parity as a reference, the strong peso devaluation could be passed through reflecting the recovery of domestic market prices that had started in 2002 second quarter. Tax on exports accounted for a P$31 million lower revenue in 2002 quarter.

Natural gas sales revenues declined to P$30 million or 45.5%. Daily sales volumes of gas declined 22.5% to 210.4 million cubic feet per day, mainly due to the low demand of natural gas and, to a lesser extent, the decrease in production volumes as a result of the lack of investments in gas exploitation on account of the current low price levels. Sales prices declined 29.7% to P$1.56 per thousand cubic feet in line with the Public Emergency Law provisions which limit the possibility of increasing the price of gas sold in the domestic market, in connection with sales agreements entered into with utilities. The Company renegotiated the terms and conditions of other gas sales contracts, especially those executed with exporting clients, adjusting the price of such contracts to the new economic environment.

Combined sales of oil and gas outside of Argentina increased to P$278 million in 2002 quarter or 54.4%. Total sales volumes of oil and gas declined to 60.2 thousand boe/d or 21.2%.

Oil and gas sales in Venezuela increased to P$142 million or 22% in 2002 quarter. During the 2002 quarter, a provision was set up for the increase in the rate of royalties in connection with the third round agreements resulting from disputes related to the new Hydrocarbons Law. Such royalties increased from 16.7% to 30%, awaiting closing of negotiations with PDVSA. The average price per barrel of oil equivalent of Venezuelan total production increased to P$44 or 84.9%. Daily sales volumes of oil equivalent decreased to 38.0 thousand boe/d or 31.7%, mainly due to reduced production deliveries on account of PDVSA strike and the natural field decline resulting from reduced investments.

In Ecuador, during the period under review the Company obtained approval of Palo Azul field development plan, corresponding to Block 18. Therefore, the field began production activities and recorded sales amounting to 2.2 thousand bbl/d accounting for P$15 million.

Gross profit for this business segment increased 84.5% to P$262 million in 2002 quarter. Gross margin increased to 41% in 2002 quarter from 32.3% in 2001 quarter mainly as a consequence of an increase in international sales prices and the peso devaluation, partially offset by increased royalties in Venezuelan third round areas and the tax on crude oil exports imposed in Argentina.

The ratio of administrative and selling expenses to sales was 10% for 2002 and 2001 quarters.

Exploration expenses increased P$5 million in 2002 quarter mainly attributable to charges in connection with wells in the Santa Cruz II area and in the Peruvian exploratory Lot 35.

Equity in earnings of affiliates increased P$7 million in 2002 quarter as a result of equity in earnings of Petrolera Perez Companc.

Oil and Gas Reserves

As of December 31, 2002, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney, Cline & Associates Inc., amounted to 812.9 million barrels of oil equivalent (593.9 million barrels of oil and 1,313.2 billion cubic feet), accounting for a 19.5% decline compared to the reserves certified as of December 31, 2001 (19.6% for liquid hydrocarbons and 19.2% for natural gas). Excluding the effect of 2002 production, such ratio drops to 13.5%.

Fifty five per cent (55%) out of the total proved reserves are located abroad.

The decline in reserves is primarily related to the crisis prevailing in Argentina early in 2002 and to the complete loss of foreign financing, before and subsequent to the crisis, both for the Country and for companies located in Argentina. As a result of such loss of financing the Company was managed exclusively through its own cash generation and this led to significant cuts in the investment plan implemented in 2002. In addition, the changes in the Argentine economic scenario, specially the pesification of utility rates, adversely affected the price of gas in Argentina.

In spite of reduced investments during 2002 fiscal year, discoveries and expansions resulted in the addition of 33 million barrels of oil equivalent to proved reserves. Including recovery improvements amounting to 20 million barrels of oil equivalent, 53 million barrels of oil equivalent were added to proved reserves, accounting for 87% of production for the year.

On account of the significant negative factors mentioned above, previous estimates were revised resulting in a 190 million barrel of oil equivalent drop in reserves.

Before computing production for the year 2002 amounting to 61 million barrels of oil equivalent, a 137 million barrel drop was recorded, net of additions and revisions of proved reserves.

The Company believes that if previous investment levels are recovered and the Argentine economic situation improves allowing for a gradual recovery of gas prices in Argentina, approximately 50% of the reduced volumes subject to revision of previous estimates would be added to reserves again.

As of December 2002, at 2002 oil and gas production levels, total proved reserves account for a 13.2-year horizon.

Hedge of Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. Therefore, the Company uses various derivative instruments to mitigate such risk. These instruments are based on West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sales price in the market.

Income (loss) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of December 31, the Company´s oil hedge policy for the year 2003 is based on option agreements that provide a flexible structure. For WTI prices below 20 US$/bbl, the hedging price is 19.52 US$/bbl and the hedging volume amounts to 17,500 bbl/d. For WTI prices equal to or above 20 US$/bbl and below 21 US$/bbl, the hedging price is 19.44 US$/bbl and the hedging volume falls to 15,000 bbl/d. For WTI prices equal to or above 21 US$/bbl and below or equal to 27 US$/bbl, the hedging price is 18.65 US$/bbl and the hedging volume falls to 10,000 bbl/d. For WTI prices above 27 US$/bbl, the hedging volume is 17,500 bbl/d and the hedging price is 22.31 US$/bbl. Premiums paid were distributed among reported hedging prices. In addition to the above price hedging, during 2002 the Company closed out positions for a total of 67,500 bbl/d, which volume will be sold at market price at a 1.42 US$/bbl discount. In such respect, the Company paid an aggregate amount of P$115 million, accounting for a deferred loss to be recorded as reduced sales in 2003.

For the January 2004–December 2005 period, the Company carries sold options for a volume of about 18.3 million barrels (an average of 25.000 bbl/d) at an average exercise price of 19.87 US$/bbl.

After fiscal year closing, in January 2003, the Company executed crude oil hedging transactions for the second semester of 2003 for a volume of 30,300 bbl/d. Such hedging provides protection based on the WTI actual price establishing a minimum price of 22.87 US$/bbl. Premiums paid for such transaction totaled US$ 8.5 million.

Refining

Operating income for 2002 quarter increased P$26 million to P$31 million, mainly due to the actions implemented to protect business margins which dropped as a consequence of the shrinkage in domestic demand in addition to the actions taken by the Argentine Government to prevent a price increase and ensure fuel supply. The significant export volumes in addition to the rise in prices which recorded a variation exceeding in average the inflation variation, boosted by the increase in input international prices, allowed for this recovery during the last quarter of the year.

In 2002 quarter crude oil volumes processed increased 17% to an average of 26,078 barrels per day.

Net sales of refinery products increased 71.8% to P$280 million in 2002 quarter boosted by increased local prices and export volumes. Total sales volumes increased 11.4% in 2002 quarter, mainly due to a significant 368% increase in exports, partially offset by reduced local sales (35%) on account of the domestic market shrinkage and lack of profitability.

Sales volumes of paraffinic and heavy products and aromatics sales volumes increased 68%, 62% and 51%, respectively. Conversely, a 10% drop was recorded in gasoline and diesel oil sales volumes basically on account of a domestic market shrinkage while a 6% drop was recorded in asphalt sales volumes as a result of the interruption of most works in progress.

In order to mitigate the shrinkage in the domestic market and low prices of diesel oil used for transportation, the trade policy was directed to local sales of products with higher margins and to export markets. Along these lines, a significant increase was recorded in export volumes of diesel oil (705%) mainly to Paraguay, paraffins (422%) to bordering countries, aromatics (414%) to bordering countries, heavy products (231%) to the USA and bordering countries and asphalt products (387%) to Bolivia and Paraguay.

Gross profit increased 69.6% amounting to P$39 million. Gross margin on sales was l4% in 2002 and 2001 quarters. Express initiatives of the Argentine Government and the drop in the activity level could curb the passing through of the increase in crude oil costs to sales prices. In 2002 quarter, the average price of crude oil increased 86.4% to P$82/bbl, compared to P$44/bbl in the same period of previous year, reflecting the impact of devaluation and the rise in the international reference price which increased 38.9% to 28,2US$/bbl. As a consequence of the behavior of crude oil costs and other products international prices, sales prices increased 57% in average. Sales prices increased as follows: diesel oil 55%, gasoline 38%, benzene 139%, heavy products 98%, aromatics 60%, paraffins 103%, middle distillates 67% and asphalts 44%.

Equity in operating earnings of affiliates increased P$5 million to P$11 million due to:

Equity in earnings of Refinería del Norte increased to P$8 million in 2002 quarter from P$5 million in 2001, mainly due to a rise in export prices (137%) and in local prices (LPG 23% and fuels 38%) boosted by increased input costs and increased sales volumes.

Equity in earnings of EBR increased P$3 millions in 2002 quarter from P$1 million in 2001 quarter mainly due to an increase in equity in earnings and the impact of the peso devaluation.

Other operating income recorded P$7 million losses in both quarters, attributable to charges for the proportion of fixed costs related to the idle capacity of the refinery imposed by the optimization policy regarding crude oil volumes processed.

Petrochemicals

Operating income for the Petrochemicals business segment increased P$45 million to P$63 million in 2002 quarter. The implementation of an active trade policy aimed at protecting business margins by means of the consolidation of foreign markets thus allowing to overcome the restrictions imposed by the domestic demand affected by low consumption levels in the styrenics business, and the consolidation as the country´s leading producer of liquid fertilizers and the concentration on own production products with better margins to the detriment of fertilizers commodity resales, capitalized, in the period under review, the combined effect of the Argentine peso devaluation and the increase in international prices.

.

Sales of styrenics in Argentina increased 96.7% to P$118 million. In 2002 quarter styrene and polystyrene prices significantly rose, 98.5% and 72.4%, respectively, as a consequence of the combined effect of the Argentine peso devaluation and a rise in international reference prices (52% and 46%, respectively). The average price of rubber increased 49.7%.

Sales volumes of styrenics increased 12.2% in 2002 quarter boosted by increased exports (40.6%) offset by a 4% drop in local sales. Styrene export volumes to bordering countries, specially Brazil, increased 154%, and polystyrene export volumes to Europe and Chile increased 24%. In addition, local sales during 2002 quarter dropped 3% and 2%, respectively. Total volume of rubber increased 27.3%. SBR export volumes (67.2% on total sales) increased 55% mainly to Brazil, Chile and Peru, thus setting a historical record.

Fertilizers sales increased 28.8% to P$85 million, mainly boosted by price increases on account of the passing through of higher costs due to the Argentine peso devaluation. Sales volumes increased 8% in 2002 quarter.

Innova sales in Brazil for 2002 quarter increased 82.7% to P$137 million. Styrene and polystyrene sales prices rose 110% and 53%, respectively, as a result of the Argentine peso devaluation in addition to improved international prices. Styrene sales volumes in the Brazilian market increased about 27%, as a result of the development of new customers. Polystyrene sales volumes dropped 3.4% to 28 thousand tons, due to reduced local sales partially offset by increased export volumes (165%), amounting to 5 thousand tons, mainly to the USA, South Africa and Ecuador.

Gross profit rose 122% to P$91 million in 2002 quarter. Gross margin on sales increased to 26.5% in 2002 quarter from 20.2% in 2001 quarter. The styrenics business both in Argentina and Brazil was favorably affected by increased international margins compared to previous year.

Equity in operating earnings of affiliates was attributable to equity in earnings of Petroquímica Cuyo of P$3 million in 2002 quarter and P$1 million in 2001 quarter. This improvement primarily results from increased polypropylene marketing margins and from a change in the mix of local and export sales since exports increased to 57% and 43% on sales in 2002 quarter from 70% and 30%, respectively, in 2001 quarter. Total sales volumes were 19% higher compared to same period of previous year.

Hydrocarbon Marketing and Transportation

Net sales in 2002 quarter dropped P$16 million to P$4 million mainly due to the reformulation of the liquid processing business. Oil, gas and LPG brokerage operations decreased to P$4 million in 2002 quarter from P$6 million in 2001 quarter mainly due to conversion into pesos of gas operations and a drop in oil operations volumes, partially offset by improved prices since it is a commodity marketed in dollars. In addition, 2001 quarter includes a P$14 million income from gas processing activities (a total volume of 38,000 tons). As from the first quarter of 2002, liquid processing activities are developed by the Oil and Gas Exploration and Production business unit.

Equity in operating earnings of affiliates dropped P$36 million to P$3 million, due to the following:

Income from direct and indirect interest in CIESA and TGS recorded a P$35 million gain in 2001 quarter while no operating results were reported in 2002 quarter.

Equity in earnings of Oldelval decreased to P$3 million in 2002 quarter from P$4 million in 2001 quarter, mainly due to the combined effect of a reduction in volumes transported and reduced prices in constant currency. As from June 2002 Oldelval renegotiated transportation agreements with oil producers with a partial recognition of the peso devaluation effects and a partial recovery of prices in constant currency.

Electricity

Net sales of electricity generation decreased to P$40 million or 48.1% in 2002 quarter.

Net sales attributable to the Genelba Power Plant dropped to P$31 million or 38% from P$50 million in 2001 quarter, due to the effects of conversion into pesos that reduced to P$30.1 per MWh or 36.1% in constant pesos the average price of energy and power delivered in 2002 quarter from P$47.1 per MWh. in 2001 quarter. Due to the high water supply in the Comahue region and in Salto Grande, in both quarters the power plant did not deliver energy during significant periods of time which periods were longer during 2002 quarter. Although the demand for energy increased 1%, the higher water supply covered 67% of such demand, and the thermal generation share dropped from 43% in 2001 quarter to 24% in 2002 quarter. In spite of that, the Power Plant maintained a similar level of energy deliveries as a result of Genelba improved costs with respect to its competitors and the new regulations allowing for the fixing of prices per equipment. Therefore, in 2002 quarter, the energy delivered only dropped 5.1% to 1,016 GWh, due to a drop in the plant factor to 53.9% from 64.1%. In both quarters, the Power Plant availability factor was approximately 98%.

Net sales attributable to the Pichi Picún Leufú Complex dropped to P$8 million or 20% in 2002 quarter from P$10 million in 2001 quarter due to lower prices partially offset by an increase in energy generation levels to 535 GWh in 2002 quarter from 265 GWh in 2001 quarter. Improved volumes during 2002 quarter were determined by the weather conditions during such period, with an average water supply exceeding historical averages. Average prices of energy in constant pesos dropped to P$14.9 per MWh in 2002 quarter from P$37.9 per MWh in 2001 quarter, due to the pesification of rates and the application of local prices on account of restrictions on the transportation capacity through the national grid during 2002 quarter. In both periods, P$1 million and P$17 million accruals were recorded, respectively, on account of the application of the Energy Support Price Method.

Gross profit for the generation business dropped to P$17 million or 47% in 2002 quarter from P$32 million in 2001 quarter, mainly affected by the distortions caused by pesification within an inflationary context and a partially dollarized cost structure. Gross margin for the generation business was 42.5% in 2002 quarter and 41.6% in 2001 quarter.

Equity in operating earnings of affiliates recorded a P$6 million loss in 2002 quarter and a P$41 million gain in 2001 quarter mainly due to the following:

Equity in earnings of Distrilec Inversora accounted for an P$8 million loss in 2002 quarter compared to a P$24 million gain in 2001 quarter. The negative results for 2002 quarter were attributable to devaluation and pesification which generated a major asymmetry between Edesur´s income and operating costs and expenses. It is worth noting that the rate freeze resulted in a drop in sales revenues of about 50% in real terms, to P$221 million in 2002 quarter from P$447 million in 2001 quarter, while in terms of costs and expenses the effect derived from the peso devaluation was approximately 30% due to the impact of depreciations which remained unchanged in constant currency, and to increased costs of equipment and material that followed the dollar evolution.

Equity in earnings of Citelec accounted for a P$13 million gain during 2001 quarter while no operating results were reported during 2002 quarter.

As regards other operating income, income from advisory services provided to Edesur´s technical operator were negatively affected by the strong drop in operating margins (P$4 million and P$13 million in 2002 and 2001 quarters, respectively).

Other Investments

The Other Investments business unit recorded a P$2 million operating loss in 2002 quarter and a P$4 million gain in 2001 quarter, mainly due to divestments in Pecom Agra, Pecom Agropecuaria, Pecom Forestal and Cerro Vanguardia. Such effect was partially offset by the advantage obtained in the forestry business since a part of its production was marketed in dollars in foreign markets.

Income from the farming business for 2002 quarter increased to P$13 million from P$10 million in 2001 quarter, due to the combined effect of a 4% rise in sales volumes and increased exports. Export volumes rose from 39% to 54% on sales, derived from an improvement in international competitiveness as a result of the peso devaluation. Income from the farming business for 2001 quarter totaled P$20 million, attributable to equity in earnings of Pecom Agropecuaria. Equity interest in such company was transferred to Argentina Farmland Investors LLC in 2002 third quarter. The P$4 million gain recorded in equity in earnings of affiliates in 2001 quarter is attributable to equity in earnings of Pecom Agra. Equity interest in such company was transferred in March 2002 under an asset swap with IRHE (Argentine Branch) and GENTISUR S.A.

As regards mining operations, equity in operating earnings of affiliates recorded a P$11 million gain in 2001 quarter attributable to the equity in earnings of Cerro Vanguardia. Equity interest in such company was sold in July 2002 to the Anglogold group.

Perez Companc S.A., is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.